EXHIBIT 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Lindsay Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-166778 and No. 333-204621) on Form S-8 of Lindsay Corporation of our reports dated October 23, 2018, with respect to the consolidated balance sheets of Lindsay Corporation as of August 31, 2018 and 2017, and the related consolidated statements of earnings, comprehensive income, shareholders’ equity, and cash flows for each of the years in the three-year period ended August 31, 2018, and the related notes and financial statement schedule (collectively, the “consolidated financial statements”), which report appears in the August 31, 2018, 2018 annual report on Form 10-K of Lindsay Corporation.

/s/ KPMG LLP

Omaha, Nebraska

October 23, 2018